U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC File Number
                                    FORM 12B-25                      0-29669
                                                                  CUSIP Number
                            NOTIFICATION OF LATE FILING             134705 10 2
                                  (Check One):

   [  ] Form 10-K and Form 10-KSB        [  ]Form 20-F        [  ] Form 11-K
                  [X]Form 10-Q and 10-QSB    [  ]Form N-SAR

        For Period Ended: March 31, 2005
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

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PART I - REGISTRANT INFORMATION
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Full name of Registrant:     Can-Cal Resources Ltd.

Former Name if Applicable:   N/A

Address of Principal Executive Office (Street and Number):

                             2500 Vista Mar Drive
City, State and Zip Code:    Las Vegas, NV 89128


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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b)  The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will
 X           be filed on or before the fifteenth calendar day following the
---          prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c)  The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.
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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

          At this time, the Company's unaudited financial statements, and related Management Discussion and Analysis, for the three months ended March 31, 2005 have not been completed, principally due to the resignation of the Company's former President & CEO on May 6, 2005. The Form 10-QSB will be filed by May 23, 2005.





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Part IV - Other Information

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        (1) Name and telephone number of person to contact in regard to this notification.

               Ronald D. Sloan                   (702)243-1849

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                               [ X ]Yes   [  ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ X ]Yes   [  ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Net Loss for the three months ended March 31, 2005 is estimated at $138,500, compared to a reported Net Loss of $481,400 for the three months ended March 31, 2004. The significantly lower Net Loss for the current period is principally due to an estimated $29l,100 reduction in interest expense and an estimated $58,100 reduction in general and administrative expenses. The lower interest expense was principally due to a $277,300 non-cash charge recorded during the three-month period ending March 31, 2004, using the Black Scholes model, to record the value of 1,233,127 warrants granted to various shareholders in connection with the conversion of $82,687 of related party notes payable and $225,595 of accrued salary into 1,233,127 restricted common shares of the Company at $0.25 per share and an equal amount of warrants exercisable at $0.30 over a two-year term from March 1, 2004. These conversions eliminated $308,282 in liabilities from the Company's balance sheet. The lower general and administrative expenses for the current period were principally due to an estimated reduction in consulting and professional fees of $25,700 and $30,900, respectively


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                             CAN-CAL RESOURCES LTD.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     May 17, 2005                     By:   /s/  John Brian Wolfe
                                                --------------------------------
                                                JOHN BRIAN WOLFE,
                                                Secretary